AVGOLD

AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

File No
82-4482
Rule 12(g) 3-2(b)

25 April 2002

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

Attention : Mr Elliot Staffin

Dear Sir

Report for the quarter ended 31 March 2002

We enclose the above report for your records, and this has been posted to shareholders.

Yours sincerely
For and on behalf of
Avgold Limited

For S E Sather
Company Secretary

FA/re
H:\AVGOLD\Letters\Letter - Office of International Finance - Report for quarter ended March 2002.doc

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File No 82-4482

AVGOLD LIMITED

ABRIDGED REPORT

for the quarter ended 31 March 2002

AVGOLD

- Headline earnings (excluding Target) for the quarter ended 31 March 2002 increased to R8,1 million from R7,9 million in the previous quarter.

ETC

- It is with deep regret that the Board reports that a fatal accident occurred at ETC on 18 March 2002.
- Cash costs reduced to US$191/oz (US$212/oz).
- Cash generation for the quarter was R19,6 million.
- Over 200 employees to be retrenched as a result of the ongoing restructuring of the mine at a cost of R3,5 million, which will be expensed during the June 2002 quarter.

TARGET

- Mine officially opened on 8 March 2002.
- The Mine Health and Safety Council's 1 000 Fatality-Free Production Shifts Award presented to the mine on 1 March 2002.
- Nearly 42 000 ounces of gold sold over the last quarter; gold production was at an average yield of 5,98g/t. It is anticipated that the capitalisation of revenue and costs will cease during the June 2002 quarter.

NORTHERN FREE STATE

- *Exploration drilling programme continuing with results still anticipated during the early part of the next financial year.*

HEDGE BOOK AT 31 MARCH 2002

The hedge book represents 56,6% of estimated production to June 2006. Mark to market value was a negative R1 181 million.

Period ending		June 2002	June 2003	June 2004	June 2005	June 2006
Dollar forward sales contracts						
Quantity sold	kg		1 579	1 601	1 458	672
	oz		50 769	51 481	46 885	21 620
	US$/oz		313	298	284	290
Rand forward sales contracts						
Quantity sold	kg	2 585	9 179	7 830	7 679	3 730
	oz	83 111	295 096	251 733	246 876	119 923
	R/kg	80 988	83 013	85 135	94 009	100 985

FINANCIAL SUMMARY — UNAUDITED

	Rand thousands		US$ thousands	
Quarter ended	**31 March 2002**	**31 Dec 2001**	**31 March 2002**	**31 Dec 2001**
Revenue	64 885	62 670	5 585	6 362
Costs and expenses	56 811	54 795	4 890	5 563
Operating profit	8 074	7 875	695	799
Headline profit	8 075	7 911	695	803
Headline earnings per share cents	1	1	-	-
Cash generated from/(utilised by) operating activities	12 366	(2 102)	1 247	(284)
Net borrowings	612 551	601 846	53 242	50 448
Total assets	3 118 493	3 058 128	271 055	256 339
Shareholders' interest	2 210 901	2 199 786	192 169	184 391

OPERATING SUMMARY — UNAUDITED

		Quarter ended		
		March 2002	**March 2001**	**Dec 2001**
Metric				
Ore milled	tonnes	74 397	80 398	84 092
Gold sold	kg	673	689	700
Yield	g/t	9,05	8,57	8,33
Cash cost	R/kg	71 462	63 123	67 139
Non-cash cost	R/kg	12 906	5 852	11 108
Total cost	R/kg	84 368	68 975	78 247
Gold price realised	R/kg	91 684	79 259	89 493
Capital expenditure	R thousands	26 554	151 222	214 512
Imperial				
Ore milled	tons	82 008	88 624	92 695
Gold sold	oz	21 649	22 164	22 514
Yield	oz/t	0,26	0,25	0,24
Cash cost	US$/oz	191	253	212
Non-cash cost	US$/oz	35	23	35
Total cost	US$/oz	226	276	247
Gold price realised	US$/oz	318	317	283
Capital expenditure	US$ thousands	2 286	19 454	21 777

Note: The results attributable to the Target mine are not included in the above statistics, other than in capital expenditure, as that mine is in a development stage. It is anticipated that the mine will commence its contribution to the Avgold results in the June 2002 quarter.

On behalf of the board

R P Menell
Chairman

D N Murray
Managing Director

Directors: R P Menell (Chairman), D N Murray* (Managing), D N Campbell*, D D de Beer, J J Geldenhuys, B M Menell, W A Nairn, G S Potgieter*, G J Robbertze, J C Steenkamp, J Thomas (Mrs)
*Executive Directors

Company secretary: S E Sather

Johannesburg
24 April 2002

AVGOLD LIMITED
(Registered Number 1990/007025/06)
(Incorporated in the Republic of South Africa)
Share code: AVG ISIN: ZAE000012175
56 Main Street, Johannesburg, South Africa 2001
PO Box 62379, Marshalltown, South Africa 2107

AVGOLD LIMITED

VERKORTE VERSLAG

vir die kwartaal geëindig 31 Maart 2002

AVGOLD

- Die wesensverdienste (Target uitgesluit) vir die kwartaal geëindig 31 Maart 2002 het van R7,9 miljoen in die vorige kwartaal tot R8,1 miljoen toegeneem.

ETC

- Die direksie maak met diepe leedwese bekend dat 'n noodlottige ongeluk op 18 Maart 2002 by ETC plaasgevind het.
- Die kontantkoste is tot VSA$191/oz (VSA$212/oz) verminder.
- *Die kontantgenerering vir die kwartaal was R19,6 miljoen.*
- Meer as 200 werknemers gaan gedurende die Junie 2002 kwartaal teen 'n koste van R3,5 miljoen uit diens gestel word as gevolg van die voortgesette herstrukturering van die myn.

TARGET

- Die myn is amptelik op 8 Maart 2002 geopen.
- Die Mine Health and Safety Council se toekenning vir 1 000 ongeluksvrye produksieskofte is op 1 Maart 2002 aan die myn toegeken.
- Ongeveer 42 000 ons goud is gedurende die afgelope kwartaal verkoop en goud is teen 'n gemiddelde opbrengs van 5,98g/t geproduseer. Die kapitalisasie van inkomste en koste sal na verwagting gedurende die Junie 2002-kwartaal gestaak word.

NOORD-VRYSTAAT

- Die eksplorasieboorprogram duur voort en die resultate word steeds gedurende die eerste helfte van die volgende finansiële jaar verwag.

SKANSBOEK OP 31 MAART 2002

Die skansboek behels 56,6% van die beraamde produksie tot Junie 2006. Die waardasie teenoor die markprys was 'n negatiewe R1 181 miljoen.

Tydperk eindigend		Junie 2002	Junie 2003	Junie 2004	Junie 2005	Junie 2006
Vooruit dollar verkoopskontrakte						
Hoeveelheid verkoop	kg		1 579	1 601	1 458	672
	oz		50 769	51 481	46 885	21 620
	VSA$/oz		313	298	284	290
Vooruit rand verkoopskontrakte						
Hoeveelheid verkoop	kg	2 585	9 179	7 830	7 679	3 730
	oz	83 111	295 096	251 733	246 876	119 923
	R/kg	80 988	83 013	85 135	94 009	100 985

FINANSIËLE SAMEVATTING — ONGEOUDITEER

	Rand duisend		VSA$ duisend	
Kwartaal geëindig	**31 Maart 2002**	**31 Des 2001**	**31 Maart 2002**	**31 Des 2001**
Inkomste	64 885	62 670	5 585	6 362
Koste en uitgawes	56 811	54 795	4 890	5 563
Bedryfswins	8 074	7 875	695	799
Wesenswins	8 075	7 911	695	803
Wesensverdienste per aandeel (sent)	1	1	–	–
Kontantvloei uit bedryfsaktiwiteite/(in bedrywighede aangewend)	12 366	(2 102)	1 247	(284)
Netto lenings	612 551	601 846	53 242	50 448
Totale bates	3 118 493	3 058 128	271 055	256 339
Aandeelhouersbelang	2 210 901	2 199 786	192 169	184 391

BEDRYFSAMEVATTING — ONGEOUDITEER

		Kwartaal geëindig		
		Maart 2002	**Maart 2001**	**Des 2001**
Metriek				
Erts gemaal	ton	74 397	80 398	84 092
Goud verkoop	kg	673	689	700
Opbrengs	g/t	9,05	8,57	8,33
Kontantkoste	R/kg	71 462	63 123	67 139
Nie-kontantkoste	R/kg	12 906	5 852	11 108
Totale koste	R/kg	84 368	68 975	78 247
Goudprys gerealiseer	R/kg	91 684	79 259	89 493
Kapitaalbesteding	R duisend	26 554	151 222	214 512
Imperiaal				
Erts gemaal	ton	82 008	88 624	92 695
Goud verkoop	oz	21 649	22 164	22 514
Opbrengs	oz/t	0,26	0,25	0,24
Kontantkoste	VSA$/oz	191	253	212
Nie-kontantkoste	VSA$/oz	35	23	35
Totale koste	VSA$/oz	226	276	247
Goudprys gerealiseer	VSA$/oz	318	317	283
Kapitaalbesteding	VSA$ duisend	2 286	19 454	21 777

Aantekening: Die resultate toeskryfbaar aan die Target-myn is nie by die bogenoemde statistiek ingesluit nie, buiten by kapitaalbesteding, aangesien die myn in 'n ontwikkelingsfase is. Die myn sal na verwagting in die Junie 2002-kwartaal tot Avgold se resultate begin bydra.

Namens die direksie

R P Menell
Voorsitter

D N Murray
Besturende direkteur

Direkteure: R P Menell (Voorsitter), D N Murray* (Besturend), D N Campbell*, D D de Beer, J J Geldenhuys, B M Menell, W A Nairn, G S Potgieter*, G J Robbertze, J C Steenkamp, J Thomas (mev)
*Uitvoerende direkteure

Maatskappysekretaris: S E Sather

Johannesburg
24 April 2002

AVGOLD LIMITED
(Registrasienommer 1990/007025/06)
(Geïnkorporeer in die Republiek van Suid-Afrika)
Aandelekode: AVG ISIN: ZAE000012175
Mainstraat 56, Johannesburg, Suid-Afrika 2001
Posbus 62379, Marshalltown, Suid-Afrika 2107